Exhibit 99.1

Rogers Communications Declares $0.32 Per Share Quarterly Dividend

TORONTO, Oct. 26 /CNW/ - Rogers Communications Inc. ("Rogers") announced today that its Board of Directors has declared a quarterly dividend totalling $0.32 per share on each of its outstanding Class A and Class B common shares.

The quarterly dividend declared today will be paid on January 4, 2011 to shareholders of record on November 18, 2010. Such quarterly dividends are only payable as and when declared by Rogers' Board and there is no entitlement to any dividend prior thereto.

About the Company:

Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider and the operator of the country's only national GSM and HSPA based networks. Through Cable we are one of Canada's largest providers of cable television, high-speed Internet access and telephony. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B), and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit http://www.rogers.com/.

%CIK: 0000733099

For further information:
Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com;

Dan Coombes, (416) 935-3550, dan.coombes@rci.rogers.com

CO: Rogers Communications Inc.

CNW 12:11e 26-OCT-10